Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Marketbloc Inc.
1902A Lincoln Blvd Suite 1551
Santa Monica, CA 90405
https://rexd.com/

Up to $1,235,000.00 Simple Agreement for Future Equity.
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Marketbloc Inc.
Address: 1902A Lincoln Blvd Suite 1551, Santa Monica, CA 90405
State of Incorporation: DE
Date Incorporated: February 01, 2024

Terms:

Simple Agreement for Future Equity

Offering Minimum: $20,000.00 of Simple Agreement for Future Equity.
Offering Maximum: $1,235,000.00 of Simple Agreement for Future Equity.
Type of Security Offered: Simple Agreement for Future Equity.

SAFE converts to Crowdfunding Stock. Crowdfunding Stock shall be the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing. See exhibit F for additional details. when the company raises $1,000,000.00 in a qualified equity financing.

Maturity Date: None
Valuation Cap: $18,000,000.00
Discount: 20.0%
Annual Interest Rate: %
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

Underlying Security Name: Crowdfunding Stock. Crowdfunding Stock shall be the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing. See exhibit F for additional details.

Voting Rights:
Non-voting, except as required by law

Other Material Rights:

*Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.

Investment Incentives & Bonuses*

Loyalty Bonus: All prior investors of REX will receive a 5% addition to the base discount rate + receive a spot in REX's Founder's Club, wherein your own DTC Shopify business or a DTC Shopify business you nominate will be included in REX's public beta launch, expected January 2026. For every $500 invested (rounded down to the nearest $500), you will also receive 1 month free of REX.

Time-Based Perks

Early Bird 1: Invest $3,000+ within the first 2 weeks and receive 10% addition to the base discount

Early Bird 2: Invest $6,000+ within the first 2 weeks and receive 15% addition to the base discount

Early Bird 3: Invest $12,000+ within the first 2 weeks and receive 20% addition to the base discount

Early Bird 4: Invest $30,000+ within the first 2 weeks and receive 25% addition to the base discount

Early Bird 5: Invest $60,000+ within the first 2 weeks and receive 30% addition to the base discount

Early Bird 6: Invest $100,000+ within the first 2 weeks and receive 35% addition to the base discount

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $3,000+ between day 35 - 40 and receive 5% addition to the base discount

Flash Perk 2: Invest $6,000+ between day 35 - 40 and receive 10% addition to the base discount

Flash Perk 3: Invest $12,000+ between day 35 - 40 and receive 15% addition to the base discount

Flash Perk 4: Invest $30,000+ between day 35 - 40 and receive 20% addition to the base discount

Flash Perk 5: Invest $60,000+ between day 35 - 40 and receive 25% addition to the base discount

Flash Perk 6: Invest $100,000+ between day 35 - 40 and receive 30% addition to the base discount

Flash Perk 7: Invest $6,000+ between day 60 - 65 and receive 5% addition to the base discount

Flash Perk 8: Invest $12,000+ between day 60 - 65 and receive 10% addition to the base discount

Flash Perk 9: Invest $30,000+ between day 60 - 65 and receive 15% addition to the base discount

Flash Perk 10: Invest $60,000+ between day 60 - 65 and receive 20% addition to the base discount

Flash Perk 11: Invest $100,000+ between day 60 - 65 and receive 25% addition to the base discount

Amount-Based Perks

Tier 1: Invest $500+ and receive 1 month of REX service

Tier 2: Invest $1,000+ and receive 2 months of REX service

Tier 3: Invest $1,500+ and receive 3 months of REX service

Tier 4: Invest $3,000+ and receive 6 months of REX service

Tier 5: Invest $6,000+ and receive 1 year of REX service + 3% addition to the base discount + early bird access to future REX features

Tier 6: Invest $12,000+ and receive 2 years of REX service + 5% addition to the base discount + early bird access to future REX features

Tier 7: Invest $30,000+ and receive 5 years of REX service + 10% addition to the base discount + early bird access to future REX features

Tier 8: Invest $60,000+ and receive 10 years of REX service + 15% addition to the base discount + early bird access to future REX features

Tier 9: Invest $100,000+ and receive a lifetime REX subscription + 20% addition to the base discount + early bird access to future REX features

**REX Service to become available to perk recipients once REX is available on the general market. Perk holders with a qualifying Shopify store will be added to the waitlist for REX. Statements made regarding planned release dates are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. The free subscription months begin after the close of the offering and must be used consecutively.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Marketbloc Inc. will offer a 10% additional discount bonus for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding Inc. Venture Club bonus.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the elapsed time of the offering (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

70% of small and medium-sized businesses outsource their marketing and advertising needs, yet 2/3 of them "switched providers within six months or less and most switched because they didn't see revenue-driving results." They need another option that delivers revenue-driving results immediately. REX is a corporation that leverages artificial intelligence to automate digital media buying, offering a modern solution for DTC Shopify businesses seeking outsourced advertising campaign management. The Company's business model is centered on a software platform that autonomously manages ad optimization and performance, eliminating the need for traditional marketing agencies. REX primarily serves small to mid-sized e-commerce brands through a direct-to-customer online model, providing always-on, automated service. The platform allows users to manage digital ad spend efficiently and with minimal oversight, making it especially attractive to lean marketing teams. REX has demonstrated meaningful early traction with a growing customer base and strong user engagement. Its leadership team brings extensive experience from prior roles building successful advertising and digital commerce ventures. REX is currently in the early stages of capital formation to support continued growth and development of its platform.

Competitors and Industry

Industry:

The digital advertising industry represents one of the largest and most rapidly evolving markets in the global economy. 2024 was the first year global advertising revenue crossed $1T with 9.5% YoY growth. Digital advertising makes up 77% of that spend. A significant portion of digital advertising budgets continue to flow through third-party agencies, which often operate on high-retainer and percentage-based fee structures. This environment creates opportunities for done-for-you platforms like REX that offer brands a more efficient and accessible alternative to conventional agency models.

Competition:

REX competes with both traditional marketing agencies and emerging digital advertising platforms. While these competitors provide campaign services or point-solution media buying tools, REX stands out through its fully automated, AI-driven approach vs. requiring a human staff to piece together 10-12 point solutions on average, research them, manage them, learn them, and operate them. By optimizing performance in real time and offering round-the-clock availability, REX positions itself as a cost-effective (we believe 10X less) and scalable option for growing DTC Shopify brands. Its focus on transparency, ease of use, and customer autonomy provides a compelling alternative in a space often criticized for its opacity and complexity. Agencies are incentivized to increase retainers and agency fees, not the amount clients spend on digital advertising because it increases their EBITDA, which is the multiple used in earnings reports for public companies and used by public companies to acquire small and mid-sized agencies. This is exactly opposite from what drives the most revenue for SMBs. The optimal way to generate revenue for SMBs is through digital advertising, yet agencies can't add that spend to their EBITDA because it goes to digital ad platforms. Hence, the dissatisfaction and direct conflict of interest that REX sees as a massive white space. For MarTech tools, these are point solutions that can not and do not provide end-to-end solutions. These point solutions still require humans to piece them all together, often requiring IT consultants or departments, and the knowledge and skill to research them, learn them, and operate them, hence why enterprise marketing departments spend significantly on people and technology to operate an average of 91 martech solutions.

Current Stage and Roadmap

Current Stage:

REX's alpha is currently operational and serving a select and diversified group of alpha brands on Shopify through its proprietary ad platform. The company has demonstrated product-market fit with its alpha users. Its AI-powered ecosystem is already generating predictable and scalable returns for its users.

Future Roadmap:

Looking ahead, REX plans to enhance its platform capabilities, expand its user base, and grow its market presence. Key initiatives include launching additional product features, improving integration with major ad channels, and deepening support for data-driven campaign insights with machine learning. The company is also participating in relevant industry accelerators and strategic partnerships to drive future growth. Funds raised in its current financing round will help accelerate these goals and expand operational capacity.

The Team

Officers and Directors

Name: Sean Christopher Gilfillan

Sean Christopher Gilfillan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Board Member

Dates of Service: January, 2024 - Present
Responsibilities: Founder, responsible for investor relations, strategy, and team.

Other business experience in the past three years:

- Employer: Ladderspot
  Title: Founder & President
  Dates of Service: September, 2022 - January, 2024
  Responsibilities: Brand strategy, category positioning, and data-driven growth for Fortune 500 and $1B+ clients.

Other business experience in the past three years:

- Employer: Viasat
  Title: Chief Marketing Officer (Government)
  Dates of Service: January, 2020 - September, 2022
  Responsibilities: Growth marketing for a $4B+ revenue public company, focused primarily on cybersecurity, Satcom-as-a-Service (SaaS), and telecom within the government space.

Other business experience in the past three years:

- Employer: NobisX (formerly Ladderspot)
  Title: Consultant
  Dates of Service: January, 2024 - Present
  Responsibilities: Part-time consulting (3 hours per week) for clients seeking to sell to the government; responsibilities include advising on strategy, positioning, government-focused business development, and earning referral-based compensation depending on client size.

Name: Carl Martin

Carl Martin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, Board Member
  Dates of Service: January, 2025 - Present
  Responsibilities: Co-founder, responsible for innovation, enhanced customer experience, cultural and organizational change, and operational efficiency.

Other business experience in the past three years:

- Employer: DraftX
  Title: Founder & Managing Partner
  Dates of Service: January, 2024 - Present
  Responsibilities: Technology and professional services firm focused on enabling true Digital Transformation at scale. Operating in outcome-based partnerships with clients in effective human capital management strategies and revenue growth solutions across a variety of disciplines.

Other business experience in the past three years:

- Employer: Nobis
  Title: Founder & CEO
  Dates of Service: November, 2004 - Present
  Responsibilities: Led a special operations marketing team who planned, managed, and executed $3B+ revenue growth for StubHub (acquired by eBay), HotelTonight (acquired by Airbnb), and dozens of other high-growth companies.

Other business experience in the past three years:

- Employer: ilo
  Title: Co-founder & Co-CEO
  Dates of Service: December, 2020 - January, 2024
  Responsibilities: Co-founder of category-first product launch ecosystem combining rewards and equity crowdfunding, contract manufacturing partners, logistics and 3PL network, pre-order and e-commerce capabilities, and founder

accountability through native support communities.

Name: Stephen Roberto Elias

Stephen Roberto Elias's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Product Officer
  Dates of Service: January, 2025 - Present
  Responsibilities: Co-founder, responsible for all product design, UI/UX, frontend design, and branding for the REX brand.

Other business experience in the past three years:

- Employer: DraftX
  Title: Cofounder, Partner
  Dates of Service: February, 2024 - Present
  Responsibilities: Technology and professional services firm focused on enabling true Digital Transformation at scale. Operating in outcome-based partnerships with clients in effective human capital management strategies and revenue growth solutions across a variety of disciplines.

Other business experience in the past three years:

- Employer: SKNKWRX
  Title: Founder & Head of Product
  Dates of Service: September, 2009 - Present
  Responsibilities: Built and scaled digital infra, GTM launches, and longtail brand systems for top-tier clients across diverse industry verticals.

Other business experience in the past three years:

- Employer: Pacific AgriTech
  Title: Advisor & Marketing Strategist
  Dates of Service: July, 2024 - Present
  Responsibilities: Develop marketing strategy for a next-gen carbon capture solution.

Other business experience in the past three years:

- Employer: ilo
  Title: Founder & co-CEO
  Dates of Service: December, 2020 - February, 2024
  Responsibilities: Founder of category first product launch ecosystem combining rewards and equity crowdfunding, contract manufacturing partners, logistics and 3PL network, pre-order and e-commerce capabilities, and founder accountability through native support communities.

Other business experience in the past three years:

- Employer: Aphrodite
  Title: Advisor
  Dates of Service: May, 2021 - February, 2023
  Responsibilities: Advised business intelligence SaaS and helped shape analytics strategy to turn multi-source data into actionable growth insights.

Name: Anna Lynn Pfleghaar

Anna Lynn Pfleghaar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP of Sales, Board Member
  Dates of Service: February, 2024 - Present

Responsibilities: Co-founder referring clients into private alpha.

Other business experience in the past three years:

- Employer: Ladderspot
  Title: CEO
  Dates of Service: April, 2023 - March, 2024
  Responsibilities: CEO of a marketing agency with Fortune 500 clients that acted as a Fractional CRO team.

Other business experience in the past three years:

- Employer: Petalfast
  Title: Leader, CPG Brand Pilot Program
  Dates of Service: November, 2021 - March, 2023
  Responsibilities: Led GTM for 70+ CPG brands, launching Pilot incubator and driving $800K revenue in year one.

Name: Kyle Keeran

Kyle Keeran's current primary role is with Crew Finance. Kyle Keeran currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Fractional CFO
  Dates of Service: September, 2024 - Present
  Responsibilities: Serves as the fractional CFO of the company, supporting budgeting, forecasting, and strategic planning as part of the capital raise on StartEngine.

Other business experience in the past three years:

- Employer: Crew Finance
  Title: Partner
  Dates of Service: October, 2023 - Present
  Responsibilities: Co-founder and partner of a finance and accounting firm for startups.

Other business experience in the past three years:

- Employer: Henry Rose
  Title: CFO
  Dates of Service: April, 2021 - October, 2023
  Responsibilities: Guided the company's financial standpoint with a focus on understanding efficient marketing, cost, and capital.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Simple Agreement for Future Equity in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our

sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers

and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Simple Agreement for Future Equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Simple Agreement for Future Equity we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Marketbloc Inc. was formed on February 1, 2024. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Marketbloc Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in

the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have pending patent approvals that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates,

and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell

your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Sean Gilfillan	2,800,000	Common Stock	70.0%
Anna Pfleghaar	800,000	Common Stock	20.0%

The Company's Securities

The Company has authorized Common Stock, SAFE Note, SAFE Note, SAFE Note, and Convertible Note.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 1,000,000 of shares to be issued pursuant to the Company's Unallocated Option Pool.

Certain Common Stock holders are party to a Shareholders Agreement that dictates certain rights, preferences and obligations onto the holders such as tag along and drag along rights, as well as transfer restrictions. Crowdfunding SAFE investors will not become party to this agreement in the event their SAFE note converts to equity.

SAFE Note

The security will convert into Crowdfunding stock. crowdfunding stock shall be the most senior class of equity securities issued by the company in an equity financing, whether common stock, preferred stock, or another class of equity securities, on the same terms as new investors in such financing. see exhibit f for additional details. and the terms of the SAFE Note are outlined below:

Amount outstanding: $0.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $18,000,000.00
Conversion Trigger: Converts upon an Equity Financing of $1,000,000 or Liquidity Event

Material Rights

Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) Liquidity Event.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "Cash-Out Amount"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the

Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

SAFE Note

The security will convert into Undefined security and the terms of the SAFE Note are outlined below:

Amount outstanding: $140,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: Converts upon an Equity Financing of $1,000,000 or Liquidity Event

Material Rights

There are no material rights associated with SAFE Note.

SAFE Note

The security will convert into Undefined security and the terms of the SAFE Note are outlined below:

Amount outstanding: $465,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $9,000,000.00
Conversion Trigger: Converts upon an Equity Financing of $1,000,000 or Liquidity Event

Material Rights

There are no material rights associated with SAFE Note.

Convertible Note

The security will convert into Undefined security and the terms of the Convertible Note are outlined below:

Amount outstanding: $120,000.00
Maturity Date: September 13, 2026
Interest Rate: 5.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Converts upon an Equity Financing of $1,000,000 or Liquidity Event

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of Simple Agreement for Future Equity of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: R&D
  Date: September 13, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $180,000.00
  Use of proceeds: R&D
  Date: January 22, 2025
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $456,500.00
  Use of proceeds: R&D, Staffing
  Date: July 20, 2025
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The Company is currently in the Growth stage and is revenue generating. However, if we were to cease revenue generation, we could operate for approximately 6–12 months based on our current burn rate and available cash reserves. Historically, the majority of our cash has come from investments rather than operations. That said, we are deliberately suppressing revenue and customer acquisition while in our private alpha. This strategic choice allows us to fine-tune our offering before scaling, ensuring a higher ROI on customer acquisition and product performance at launch.

Foreseeable major expenses based on projections:

Our major expenses over the next 12–18 months will include product development (engineering and design), salaries for a lean core team, cloud infrastructure costs, and modest marketing to support the MVP rollout. As we aim to onboard our first 100 customers in January 2026, we anticipate customer support and account management to grow incrementally. Advertising infrastructure costs will also increase as we begin managing client ad spend, but these are tied to revenue-generating activities.

Future operational challenges:

Ensuring high uptime, data accuracy, and real-time optimization for managed ad spend clients will require rigorous QA and iteration during the early months post-launch.

Future challenges related to capital resources:

One key challenge will be securing sufficient capital to support growth while maintaining flexibility in pricing and customer onboarding strategies. As we transition from product completion to go-to-market execution, we may require bridge funding to accelerate user acquisition without compromising quality. Additionally, while we aim to hit breakeven with 100 paying customers at $1,000/month (matching our current burn), further capital may be needed to scale past that point aggressively.

Future milestones and events:

Key milestones include completing v1.0 of our solution by October 2025, launching the paid platform with the first 100 customers in January 2026, and reaching breakeven at that point. A major financial inflection point will come from activating our 10% ad spend management model, which has the potential to significantly increase margins and overall profitability. Another milestone will be expanding our platform to support automated reporting and performance optimization, which will further drive customer value and retention.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June, 2025, the Company has capital resources available in the form of $80,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Any funds raised from the campaign would further bolster the completion of our v1.0, customer onboarding our private alpha customers, and build out the support teams. The funds are not critical to company operations as we could revise the timing of our GTM strategy and could continue to self-fund additional development.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

No. If we raise the maximum amount from the crowdfunding campaign the funds raised would represent 75% of our cash on hand.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12 - 18 months with reduced staffing. This is based on an adjusted monthly burn rate of $25k for expenses related to Salaries, Research and Development, and Customer Acquisitions.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a projected monthly burn rate of $100k for expenses related to Salaries, Research and Development, Marketing and Customer Acquisitions.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital including lines of credit, future capital raises, etc..

Indebtedness

- Creditor: Convertible Note Holder
  Amount Owed: $120,000.00
  Interest Rate: 5.0%
  Maturity Date: September 13, 2026
  The amount is to be repaid at the demand of the holder prior to conversion with maturity in September 2026. The note is convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event.

- Creditor: Anna Lynn Pfleghaar
  Amount Owed: $24,304.00
  Interest Rate: 2.5%
  This shareholder loan was used to finance operating capital, start-up and other general business expenses. The loan has an interest rate of 2.5% and may be paid by the Company at any time without penalty.

Related Party Transactions

- Name of Person: Anna Lynn Pfleghaar
  Relationship to Company: VP of Sales, Board Member
  Nature / amount of interest in the transaction: $24,304
  Material Terms: This shareholder loan was used to finance operating capital, start-up and other general business expenses. The loan has an interest rate of 2.5% and may be paid by the Company at any time without penalty.

Valuation

Valuation Cap: $18,000,000.00

Valuation Cap Details:

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Technology Development
  36.5%
  Accelerate REX Protect™ advanced fraud detection, multi-platform expansion, predictive analytics, and enhanced brand intelligence capabilities.

- Customer Acquisition
  29.0%
  Targeted marketing to reach founder-led DTC brands, industry event presence, content marketing, and strategic partnerships with Shopify and complementary platforms.

- Team Expansion
  19.0%

AI/ML engineers, customer success specialists, sales professionals, and DTC marketing experts to support rapid scaling.

- Operations & Infrastructure
  8.0%
  Cloud infrastructure scaling, security & compliance, legal & regulatory, and financial systems to support thousands of simultaneous campaigns.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Technology Development
  36.5%
  Accelerate REX Protect™ advanced fraud detection, multi-platform expansion, predictive analytics, and enhanced brand intelligence capabilities.

- Customer Acquisition
  29.0%
  Targeted marketing to reach founder-led DTC brands, industry event presence, content marketing, and strategic partnerships with Shopify and complementary platforms.

- Team Expansion
  19.0%
  AI/ML engineers, customer success specialists, sales professionals, and DTC marketing experts to support rapid scaling.

- Operations & Infrastructure
  8.0%
  Cloud infrastructure scaling, security & compliance, legal & regulatory, and financial systems to support thousands of simultaneous campaigns.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://rexd.com/ (https://rexd.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/rex

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Marketbloc Inc.

[See attached]

Marketbloc Inc.
(the “Company”)
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Inception to Year Ended December 31, 2024

TABLE OF CONTENTS

RNB CAPITAL

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Marketbloc Inc. Management

We have reviewed the accompanying financial statements of Marketbloc Inc. (the Company) which comprise the statement of financial position as of inception to December 31, 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

RNB Capital LLC

Tamarac, FL
June 9, 2025

MARKETBLOC INC.
STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

		Inception to As of December 31, 2024
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$	130
Total Current Assets		130
Non-Current Assets:		
Other Non-Current Assets	$	-
Total Non-Current Assets		-
TOTAL ASSETS		130
LIABILITIES AND EQUITY		
Current Liabilities:		
Shareholder Loan	$	24,304
Short-term Debt		33,091
Total Current Liabilities		57,395
Non-Current Liabilities:		
Convertible Note	$	100,000
Total Non-Current Liabilities		100,000
TOTAL LIABILITIES		157,395
EQUITY		
Common Stock	$	400
SAFE Note		110,000
Accumulated Deficit		(267,665)
TOTAL EQUITY		(157,265)
TOTAL LIABILITIES AND EQUITY	$	130

See Accompanying Notes to these Unaudited Financial Statements

MARKETBLOC INC.
STATEMENT OF OPERATIONS

		Inception to Year Ended December 31, 2024
Revenues		
Sales	$	-
Cost of Sales		-
Gross Profit		-
Operating Expenses		
General and Administrative Expense	$	27,263
Advertising and Marketing Expense		20,100
Payroll Expense		6,500
Professional Fee		65,709
Research and Development Expense		147,693
Compensation Expense		400
Total Operating Expenses		**267,665**
Total Loss from Operations		**(267,665)**
Other Income (Expense)		
Other Income	$	-
Other Expense		-
Total Other Income (Expense)		**-**
Net Income (Loss)	**$**	**(267,665)**

See Accompanying Notes to these Unaudited Financial Statements

MARKETBLOC INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock					Total
					Retained Earnings	Shareholders'
	# of Shares	$ Amount	APIC	SAFE	(Deficit)	Equity
Inception at 2/1/24	-	-	-	-	-	-
Issuance of Common Stock	4,000,000	400	-	-	-	400
SAFE Notes	-	-	-	110,000	-	110,000
Net income (loss)	-	-	-	-	(267,665)	(267,665)
Ending balance at 12/31/24	4,000,000	400	-	110,000	(267,665)	(157,265)

See Accompanying Notes to these Unaudited Financial Statements

MARKETBLOC INC.
STATEMENT OF CASH FLOWS

		Inception to Year Ended December 31, 2024
OPERATING ACTIVITIES		
Net Income (Loss)	$	(267,665)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Other Non-Current Assets		-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		-
Net Cash used in Operating Activities		(267,665)
INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities		-
FINANCING ACTIVITIES		
Shareholder Loan	$	24,304
Short-term Debt		33,091
Convertible Note		100,000
Common Stock		400
SAFE Note		110,000
Net Cash provided by Financing Activities		267,795
Cash at the beginning of period		-
Net Cash increase (decrease) for period		130
Cash at end of period		130

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Marketbloc Inc. (dba: REX) was formed in Delaware on February 1, 2024. The Company plans to earn revenue using a SAAS platform leveraging AI analytics and a proprietary Small Language Model to automate ad buying and track attribution for clients seeking a return on paid advertising. The Company's Headquarters is in Los Angeles, California. The Company's customers will be located in the United States of America.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized loss on the first year of operation from inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. Over the next 12 months, the Company plans to meet its obligations and ensure continued operations through a combination of revenue growth, disciplined expense management, and ongoing access to capital. The Company has secured strategic partnerships and initiated early customer acquisition, with a strong pipeline of paying clients in its private beta. In addition, the Company is finalizing a capital raise that will provide sufficient runway for at least 18 months. To mitigate any future going concern risks, the Company is focused on building recurring revenue through scalable SaaS subscriptions and performance-based advertising services. The Company's flexible cost structure and data-driven approach allow it to pivot quickly, ensuring sustainability and long-term financial health. In Q1 of 2026, the Company anticipates achieving cash-flow breakeven and profitability through continued market penetration, product automation, and strategic expansion. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $130 in cash and cash equivalents as of December 31, 2024.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company plans to generate revenues by selling a subscription service using a SAAS platform leveraging AI analytics and a proprietary Small Language Model to automate ad buying and track attribution for clients seeking a return on paid advertising. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is the activation of premium services and to maintain an acceptable level of software uptime for users over the subscription period.

General and Administrative

General and administrative expenses consist of expenses involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Professional Fee

Professional fees include legal, consulting, and other third-party services related to the Company's ongoing business activities.

Payroll Expense

Payroll expense consists of payroll and related expenses for employees and independent contractors.

Research and Development Costs

Research and development costs are costs incurred in the development of new products, services, processes, or significant improvements to existing ones. These expenses include: salaries and wages of researchers and developers, materials and supplies used in research and development projects, costs of services performed by others such as consultants and contract research organizations, depreciation of equipment used in research and development activities, and indirect costs that are directly related to research activities.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's primary tax jurisdictions are the United States and Delaware. The Company has incurred loss during its first year of operation and has not recorded any current income tax expense for the year ended December 31, 2024.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2024, the Company had an outstanding shareholder loan of $24,304 to one of its founders, used to finance operating capital, start-up and other general business expenses. The loan has an interest of 2.5% and may be paid by the Company at any time without penalty.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Short-term Debt - In April 2024, the Company obtained a loan from Ladderspot, Inc. with an interest rate of 2.5% payable anytime without penalty and within 30-day notice from the lender. The balance of this loan was $33,091 as of December 31, 2024.

Convertible Note - The Company has entered into a convertible note agreement for the purpose of funding operations. The interest on the note was 5%. The amount is to be repaid at the demand of the holder prior to conversion with maturity in September 2026. The note is convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.0001 per share. 4,000,000 shares were issued and outstanding as of December 31, 2024.

Voting. Unless otherwise provided in the certificate of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share held by such stockholder which has voting power upon the matter in question. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. In all other matters, unless otherwise provided by law or by the certificate of incorporation or these bylaws, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote on the subject matter at a meeting in which a quorum is present shall be the act of the stockholders. Where a separate vote by class or classes is required, the affirmative vote of the holders of a majority of the shares of such class or classes present in person or represented by proxy shall be the act of such class or classes, except as otherwise provided by law or by the certificate of incorporation or these bylaws.

Simple Agreements for Future Equity (SAFE) - During the period ending December 31, 2024, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation cap of the agreements entered was $3.0M. The total amount of the SAFES was $110,000 as of December 31, 2024.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 9, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF REX

The world's first Chief Ads Agent™

Digital advertising is broken for DTC brands - up to 90% of ad spend reaches bots, not customers. REX fixes this with the world's first Chief Ads Agent™, AI that executes profitable campaigns at $1,000/month vs $10K+ agencies. Backed by Tiger Cub investors, targeting 10,000 Shopify brands for subscription revenue and additional annual revenue potential when including success fees on scaled ad spend.

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Invest Now

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


REX
The world's first Chief Ads Agent™
A.I. THAT EXECUTES PROFITABLE DIGITAL ADS FOR SHOPIFY BRANDS.

$149,247 Raised

OVERVIEW | ABOUT | TERMS | UPDATES | REWARDS | DISCUSSION | INV >

Invest Now
20% Discount

RAISED	INVESTORS
$149,247	58
MIN INVEST	VALUATION CAP
$500	$18M

REASONS TO INVEST

- Over $700K raised to date from Hallstone Ventures and strategic angels including David Gerstenhaber, Accenture's Head of AI, and others. Planning to onboard first 100 customers in January 2026 at $1,000/month subscription.*.

- Massive untapped opportunity: 861,000 direct-to-consumer (DTC) Shopify stores generate $10K+ monthly but struggle with expensive ad agencies and fraud. REX targets just 1% of this market for subscription annual revenue as well as annual revenue potential when including success fees from scaled ad spend.

- Strong leadership team formerly behind brands like StubHub, HotelTonight, IPSY, and Boeing. Oversaw 100s of millions in ad spend and generated billions in revenue for hundreds of clients.

This communication contains forward-looking statements that are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially.

TEAM



Sean Christopher Gilfillan • CEO, Board Member

Former CMO at Boeing and Viasat. Former US Diplomat and US Army officer. Former agency owner providing strategy and data-driven growth for Fortune 500 brands.

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Carl Martin • President, Board Member

Led hired growth team contracted by StubHub ($400M per year in revenue; acquired by eBay), HotelTonight (acquired by Airbnb), and dozens of other high-growth companies.

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Stephen Elias • Chief Product Officer

Twice exited co-founder. Former partner at Inc 5000 digital agency. Award-winning product designer, and published technical author in advanced materials.

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Kyle Keeran • Fractional CFO

Co-founder of Crew Finance and fractional CFO, advising startups on budgeting, forecasting, fundraising, and strategic planning. Specializes in CPG, SaaS, and venture-backed growth.

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Anna Lynn Pfleghaar • VP of Sales, Board Member

CPG expert. Former growth team for Charlotte Tilbury, sold to Puig for $1B+.

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THE PROBLEM

Digital Advertising Today

Digital advertising has become a rigged game for direct-to-consumer (DTC) founders. Up to 90% of ad spend gets wasted by bots and click farms instead of real customers. Meanwhile, digital ad agencies charge $10K+ month retainer fees and deliver mediocre results - which explains why the average agency contract lasts just 13 months and advertising executives are trusted by only 18% of the population.


WASTED AD SPEND
90% of Ad Spend Reaches Bots, Not Customers
"Bots"
"Hello, fellow humans!"
Bots, Fake Sites, Click Farms
90%
10%
Real Customers
EXPENSIVE FAILURES
Agencies Charge $10K+ for Mediocre Results
"Agency Muppets"
TRUST CRISIS
Only 18% Trust Advertising Executives
"AdBurglar"
"Consultant Clowns"
BAGA!
BAGA!
50
40
60
30
70
20
80
0
100
18%
TRUST-O-METER

**REX is currently in Alpha release to private customers and is not yet available on the general market.*

OUR SOLUTION

Done-For-You AI Digital Ad Solution

REX is a done-for-you AI digital ad solution that combines three critical roles into one seamless system:



DONE-FOR-YOU AI
Three-in-One!
BRAND PROTECTION
Creative Director
Deeply learns your brand guidelines and ensures every ad is rigorously on-brand before going live.
REVENUE OPTIMIZATION
Chief Revenue Officer
Connects directly to your Shopify store, analyzing actual sales data and profit margins to optimize for real business results.
STRATEGIC EXECUTION
Chief Marketing Officer
Handles dynamic budget allocation, creative refresh, and proactive problem-solving across all major platforms 24/7.

**REX is currently in Alpha release to private customers and is not yet available on the general market.*

We're not another SaaS tool you need to learn or hire someone to operate. We're the end-to-end executor of your Shopify brand's digital ad flywheel.



HOW REX WORKS
It's Simple!
UPLOAD
APPROVE
2x
1
Your Brand's Badass Bodyguards
1. Upload your creative
2. Approve the examples
3. REX does all the rest
2
Your Brand's Profit Flywheel
1. Approve monthly ad budget
2. Get daily updates about your e-commerce sales & ROI
3. Approve any increases in ad spend
3
Your No-Bullsh*t Results Whisperer
1. See how many AdBurglars and bots REX stopped and how many real humans bought
2. Apply for non-dilutive capital via our $300M+ Ad-vest Fund
3. Guaranteed 2x return, or we take NO success fee

The REX Ad-Vest™ Fund is an advertising capital program supported by a $300M+ asset-based credit facility managed by a REX partner. Funds are loaned directly to approved ad campaigns at a 0% interest rate and are subject to performance and eligibility criteria.



KEY FEATURES
Solving the Core Problems
REX PROTECT™
Military-grade anti-fraud technology ensuring ads reach humans only
MULTI-PLATFORM MANAGEMENT
Unified system for Google, Meta, TikTok, and 100% of other platforms
TRANSPARENT REPORTING
Clear executive summaries without confusing dashboards or manipulated metrics
REAL-TIME REVENUE INTEL
Direct Shopify integration for instant performance feedback on what's actually driving profitable sales, not just clicks or impressions

**REX is currently in Alpha release to private customers and is not yet available on the general market.*

At $1,000/month, REX will deliver what agencies charge $10K+ for while actually protecting your ad spend and optimizing for real sales.

OUR TRACTION

REX Is Already Vetted



REX IS ALREADY VETTED
By Investors
FAMILY OFFICES
David & Dylan Gerstenhaber
Ashish Vimal, Head of Global AI Accenture
Sid Bala, CIO BNY Mellon
Shawn Carpenter, legendary cyber whistleblower
Dan Mallin, Founder of Lucy.ai
Spencer Thomas, President of KLC Financial
Chris Sowder, Dir. of Finance at PenFed Foundation
FUNDS
HALLSTONE VENTURES
techstars_
701FUND
CHICAGO EARLY GROWTH VENTURES
EVOLUTION



AI TECHNOLOGY
Built & Battle Tested
REX is a production-ready technology already executing profitable digital advertising campaigns.

INSTITUTIONAL VALIDATION

Techstars AI Graduate

Selected for and completed Techstars' highly competitive AI program, giving us access to their network of mentors, investors, and industry experts. Additional backing from Hallstone Ventures, 701 Fund, Chicago Early Growth Ventures, and Evolution Ventures Minerva Fund provides both capital and strategic guidance.


100

CUSTOMER PIPELINE

"Founding 100"

We have a clear path to our first 100 customers who will be onboarded in January 2026. These early customers will receive ground floor access to REX and a lifetime pass to our community of successful direct-to-consumer brands (REX's Founder's Club).


V1
WELCOME TO
REX
Live!
ON STARTENGINE
CAC!

MEDIA RECOGNITION

Launching Publicly

REX is launching publicly during this StartEngine campaign after operating in stealth mode. We've already received industry coverage from Unicorner News, The Founders Press, and selection for Onstage VC's Top 100 startups, validating strong market interest.

THE MARKET

The digital advertising market for DTC brands represents a massive, underserved opportunity. In the United States alone, there are 2.7 million Shopify stores, with 861,000 generating over $10,000 per month in revenue. These are serious businesses with real advertising budgets, but they're trapped in a broken system that favors big agencies and enterprise clients.


2.7 MILLION
Shopify Stores in the United States
861K
Shopify Stores Generating at least $10K Monthly
"THE 10,000"
Our Target
FRESH HOT ADS
10,000 SMBs SERVED

Our Target: "The 10,000"

REX doesn't need to capture the entire market to build a massive business. Our North Star is targeting just 1% of those qualifying stores - 10,000 founder-led Shopify brands who are ready to abandon expensive agencies and embrace a smarter solution. At $1,000 per month, this represents significant annual subscription revenue potential - and additional revenue potential when including success fees from scaled ad spend.

The question isn't whether these 10,000 stores exist - it's whether they'd rather pay $1,000/month for REX than continue burning $10,000+ monthly on agencies that deliver mediocre results. Based on our founders' experience building marketing solutions for major brands, and the current state of founder frustration with traditional agencies, we believe the answer is absolutely yes.

Why We Believe This Market Timing Is Perfect
Three converging trends make this the ideal moment to capture this market:

- **AI Maturity:** Artificial intelligence has reached the point where it can handle complex, multi-platform advertising decisions that previously required large human teams. REX leverages this technological inflection point to deliver CMO-level strategy at a fraction of the cost.
- **Agency Disillusionment:** The 13-month average agency relationship and 19% trust rating show that founders are desperate for alternatives. The traditional model is broken, and smart founders know it.
- **Shopify's Dominance:** Shopify has become the clear winner in DTC e-commerce, creating a standardized, targetable market of sophisticated founders who understand the value of effective advertising but are frustrated with current options. And the market keeps expanding - Shopify store count grew 20% in Q3 2024 alone compared to the previous quarter. (source)

Category of One

REX operates in a category we created. We're not competing against other Chief Ads Agents™ - we invented the category. Our competition is the expensive, ineffective status quo in traditional digital advertising that founders already distrust.

Capabilities	REX	Full-Service Agencies	MarTech Tools	DIY Ad Channels	Ad Fraud Tools	Finance Options
Automated Execution *"Run my campaigns for me — just get results."*	✓	MANUAL ✗	YOU ⚠ DO IT	YOU STILL ⚠ DO IT	✗	✗
Fraud Denial At The URL Level *"Don't let bots eat my ad dollars ...at all."*	✓	✗	✗	✗	ONLY ✗ MONITOR	✗
Refund & Reinvest Fraud Spend *"If I get screwed, get my money back, reinvest it."*	✓	✗	✗	✗	✗	✗
Access To Ad Capital (Via ROAS) *"Give me money to scale if my ads work."*	✓	✗	✗	✗	✗	HARD ASSET ⚠ BASED
Pre-Warmed Ad Accounts *"I don't want to get banned or start from scratch."*	✓	✗	✗	✗	✗	✗
Multi-Channel Execution *"Go where my buyers are, across all channels."*	✓	SLOWER ⚠ $$$	ONE AT ⚠ A TIME	✗	✗	✗
Performance Guarantee / Proof *"Show me ROI, or stop spending."*	✓	✗	✗	✗	✗	✗
Works For Small Brands ($10K – $100K/Mo) *"Don't treat me like I'm too small to matter."*	✓	BIG ✗ RETAINERS	✓	✓	✗	LIMITED ⚠ SCOPE
Works For Bigger Brands Also ($100K+/Mo) *"Don't take advantage of my deep pockets."*	✓	HUGE ✗ RETAINERS	✓	✓	✗	LIMITED ⚠ SCOPE
What Customer Says						

How We Make Money

Monthly Subscriptions: $1,000 per Customer

Straightforward pricing strategically positioned 90% cheaper than agency alternatives while building a highly profitable business. Unlike agencies requiring expensive human labor, REX's AI technology scales with minimal incremental costs.

Success Fee - "Win-Win. You First."

In addition to subscriptions, we will earn a 10% success fee - but only after we deliver results. Once a campaign hits 2x ROAS or better, we will take a share of the outcome, not the input. If a customer spends $500 and earns $1,000, REX will earn $100.

Exceptional Unit Economics

- **Low Marginal Costs:** Once developed, our AI technology can serve additional customers with minimal incremental cost- unlike agencies that need to hire more people for each new client.
- **High Customer Lifetime Value:** Solving a critical pain point for founders means lower churn rates and longer customer relationships than the 13-month average agency contracts.
- **Efficient Customer Acquisition:** Our team's network in the DTC space, combined with word-of-mouth from satisfied customers, provides cost-effective acquisition channels.


REVENUE EXPANSION
Opportunities
$30M+


Ad-Vest™
FUND

AD-VEST FUND INTEGRATION

Customers achieving 2X ROAS (200% return) become eligible for our $300M+ Ad-vest Fund

PREMIUM TIERS

Additional features and expanded platform coverage

ENTERPRISE SOLUTIONS

Larger clients requiring sophisticated advertising management at scale

**The REX Ad-Vest™ Fund is an advertising capital program supported by a $300M+ asset-based credit facility managed by a REX partner. Funds are loaned directly to approved ad campaigns at a 0% interest rate and are subject to performance and eligibility criteria.*

Our $300M Ad-Vest Fund
Here's where things get really different.

Most founders hit a wall right after ads start working. They finally crack profitable growth... and then stall. Why? Because the cash they should reinvest in ads gets tied up in new inventory, higher MoQs, or team hires to keep up with demand.

We break that loop.

REX customers who hit 2X ROAS (200% return) become eligible for our $300M Ad-Vest™ Fund - a non-dilutive advertising capital program supported by a $300M+ asset-based credit facility managed by a REX parter, that fuels their ad spend, not their cap table. That means when your campaigns are winning, we step in and fund the scale-up - so you can reinvest your own dollars in inventory, hiring, and ops without slowing momentum.

It's not an interest bearing loan. It's not equity. It's performance-based advertising capital that keeps their growth flywheel spinning.

And how does REX benefit? Simple: we only earn when ads work. The more our customers grow, the more they spend through REX - and the more success fees we earn. Everyone wins when the loop stays alive.

No one else in digital advertising is offering anything like this.

Use of Funds

REX is raising $1.25 million through this StartEngine campaign to accelerate our path to market leadership:



Customer Acquisition
$375K
Targeted marketing to reach founder-led DTC brands, industry event presence, content marketing, and strategic partnerships with Shopify and complementary platforms.
Team Expansion
$250K
AI/ML engineers, customer success specialists, sales professionals, and DTC marketing experts to support rapid scaling.
20%
10%
30%
Operations & Infrastructure
$125K
Cloud infrastructure scaling, security & compliance, legal & regulatory, and financial systems to support thousands of simultaneous campaigns.
40%
Technology Development
$500K
Accelerate REX Protect™ advanced fraud detection, multi-platform expansion, predictive analytics, and enhanced brand intelligence capabilities.

Funds raised in the current round will help enable REX to achieve 4 critical milestones:



REX
REXVILLE LINES
Q P O R
"Buckle up, space cadet—the future is now!"
Q2 '25
Q3 '25
Q4 '25
Q1 '26
Q2 '26
Q3 '26
Q4 '26
Q1 '27
Time
Product
Private Beta v0.0 MVP
Private Beta v0.5
Public Beta v0.75
Public Beta v1.0
Onboarding
"Founding 100" COMPLETE!
Scale to 500 Rexans CUSTOMERS
Scale to 1,000 Rexans CUSTOMERS
Revenue
$100,000 MRR W/ CASE STUDIES
$500, 000 MRR
$1 Million MRR

**This communication contains forward-looking statements that are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially.*

Investor Perks

We want you on our waitlist and our cap table. That's why we're offering a free month of REX for every $500 you invest – a head start with 2x ROI baked in.


INVESTOR PERKS
$500
Addition To The Base Discount Rate
1 Month Free REX Service
$1,000
Addition To The Base Discount Rate
2 Months Free REX Service
$1,500
Addition To The Base Discount Rate
3 Months Free REX Service
$3,000
Addition To The Base Discount Rate
6 Months Free REX Service
$6,000
3% Addition To The Base Discount Rate
1 Year Free REX Service
Early Bird Access To Future REX Features
$12,000
5% Addition To The Base Discount Rate
2 Years Free REX Service
Early Bird Access To Future REX Features
$30,000
10% Addition To The Base Discount Rate
5 Years Free REX Service
Early Bird Access To Future REX Features
$60,000
15% Addition To The Base Discount Rate
10 Years Free REX Service
Early Bird Access To Future REX Features
$100,000
20% Addition To The Base Discount Rate
Lifetime Subscription
Early Bird Access To Future REX Features

WHY INVEST

Join the REX movement transforming how 10,000 DTC brands grow.

We're ready for our "Founding 100" customers. The technology is battle-tested. We'd be honored to have you with us as we build the future of digital advertising.


OWN A PIECE OF REX
on StartEngine
REX

ABOUT

HEADQUARTERS
1902A Lincoln Blvd Suite 1551
Santa Monica, CA 90405

WEBSITE
View Site

Digital advertising is broken for DTC brands - up to 90% of ad spend reaches bots, not customers. REX fixes this with the world's first Chief Ads Agent™, AI that executes profitable campaigns at $1,000/month vs $10K+ agencies. Backed by Tiger Cub investors, targeting 10,000 Shopify brands for subscription revenue and additional annual revenue potential when including success fees on scaled ad spend.

TERMS

REX

Overview

AMOUNT RAISED
$149,247

VALUATION CAP
$18M

DEADLINE
Jan. 13, 2026 at 7:59 AM UTC

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Simple Agreement for Future Equity

DISCOUNT
20.0%

CONVERSION TRIGGER
$1,000,000

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$130	$0
Cash & Cash Equivalents	$130	$0
Accounts Receivable	$0	$0
Short-Term Debt	$57,395	$0
Long-Term Debt	$100,000	$0
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0

Taxes Paid	$0	$0
Net Income	-$267,665	$0

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

A Crowdfunding Simple Agreement for Future Equity (Crowdfunding SAFE) offers you the right to receive Crowdfunding Stock. Crowdfunding Stock shall be the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing. See exhibit F for additional details. in REX. The amount of Crowdfunding Stock. Crowdfunding Stock shall be the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing. See exhibit F for additional details. you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $18,000,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You will receive no interest on your investment. When the maturity date is reached, if the Crowdfunding SAFE has not converted then you are entitled to receive Crowdfunding Stock. Crowdfunding Stock shall be the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing. See exhibit F for additional details. equal to your investment back at a price per security by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

**Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.*

Investment Incentives & Bonuses*

Loyalty Bonus: All prior investors of REX will receive a 5% addition to the base discount rate + receive a spot in REX's Founder's Club, wherein your own DTC Shopify business or a DTC Shopify business you nominate will be included in REX's public beta launch, expected January 2026. For every $500 invested (rounded down to the nearest $500), you will also receive 1 month free of REX.

Time-Based Perks

Early Bird 1: Invest $3,000+ within the first 2 weeks and receive 10% addition to the base discount

Early Bird 2: Invest $6,000+ within the first 2 weeks and receive 15% addition to the base discount

Early Bird 3: Invest $12,000+ within the first 2 weeks and receive 20% addition to the base discount

Early Bird 4: Invest $30,000+ within the first 2 weeks and receive 25% addition to the base discount

Early Bird 5: Invest $60,000+ within the first 2 weeks and receive 30% addition to the base discount

Early Bird 6: Invest $100,000+ within the first 2 weeks and receive 35% addition to the base discount

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $3,000+ between day 35 - 40 and receive 5% addition to the base discount

Flash Perk 2: Invest $6,000+ between day 35 - 40 and receive 10% addition to the base discount

Flash Perk 3: Invest $12,000+ between day 35 - 40 and receive 15% addition to the base discount

Flash Perk 4: Invest $30,000+ between day 35 - 40 and receive 20% addition to the base discount

Flash Perk 5: Invest $60,000+ between day 35 - 40 and receive 25% addition to the base discount

Flash Perk 6: Invest $100,000+ between day 35 - 40 and receive 30% addition to the base discount

Flash Perk 7: Invest $6,000+ between day 60 - 65 and receive 5% addition to the base discount

Flash Perk 8: Invest $12,000+ between day 60 - 65 and receive 10% addition to the base discount

Flash Perk 9: Invest $30,000+ between day 60 - 65 and receive 15% addition to the base discount

Flash Perk 10: Invest $60,000+ between day 60 - 65 and receive 20% addition to the base discount

Flash Perk 11: Invest $100,000+ between day 60 - 65 and receive 25% addition to the base discount

Amount-Based Perks

Tier 1: Invest $500+ and receive 1 month of REX service

Tier 2: Invest $1,000+ and receive 2 months of REX service

Tier 3: Invest $1,500+ and receive 3 months of REX service

Tier 4: Invest $3,000+ and receive 6 months of REX service

Tier 5: Invest $6,000+ and receive 1 year of REX service + 3% addition to the base discount + early bird access to future REX features

Tier 6: Invest $12,000+ and receive 2 years of REX service + 5% addition to the base discount + early bird access to future REX features

Tier 7: Invest $30,000+ and receive 5 years of REX service + 10% addition to the base discount + early bird access to future REX features

Tier 8: Invest $60,000+ and receive 10 years of REX service + 15% addition to the base discount + early bird access to future REX features

Tier 9: Invest $100,000+ and receive a lifetime REX subscription + 20% addition to the base discount + early bird access to future REX features

***REX Service to become available to perk recipients once REX is available on the general market. Perk holders with a qualifying Shopify store will be added to the waitlist for REX. Statements made regarding planned release dates are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially.*

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. The free subscription months begin after the close of the offering and must be used consecutively.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Marketbloc Inc. will offer a 10% additional discount bonus for all investments that are committed by investors who are eligible for the StartEngine Crowdfunding Inc. Venture Club bonus.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the elapsed time of the offering (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

ALL UPDATES

11.14.25

Please Reconfirm Your Investment in REX


RECONFIRM YOUR INVESTMENT
TODAY'S TOP PERFORMER

We've Filed an Amendment - Please Reconfirm Your Investment.

Our offering on StartEngine has been officially amended.

As required by the SEC, any investor who invested before this amendment must reconfirm their investment to remain active in the round.

If you don't reconfirm, your investment will automatically be canceled and refunded.

This is a normal part of the process when an offering is updated, and it helps keep all investment information current and compliant.

Thank you for supporting REX as we continue building the world's first Chief Ads Agent™, aiming to make digital ads more transparent, efficient, and profitable for founder-led Shopify brands.

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

11.07.25

Notice of Material Change in Offering

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the REX offering. Here's an excerpt describing the specifics of the change:

Removal of Chris Piper as COO, removal of Nikhil Vimal as Chief AI product officer, and extending campaign end date

---

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

11.06.25

How REX Takes the Headache Out of Digital Ads


REX: YOUR ALL-IN-ONE CHIEF ADS AGENT™

Imagine significantly reducing the need to log into multiple ad platforms. REX is your Chief Ads Agent™, guarding your brand, optimizing for real revenue, and running campaigns effectively across multiple major platforms.

Upload your creative. Set your budget. REX takes care of everything else. No juggling dashboards, no chasing down contractors for updates, and no wasted spend on bots. Just clear results: real customers, real revenue.

REX is powered by military-grade REX Protect™ technology designed to significantly reduce fraudulent spend.

Backed by Tiger Cub investors and strategic advisors from Accenture, BNY Mellon, and more, we aim to achieve $120 million ARR by targeting 1% of Shopify's top brands.

Invest today and own a piece of the platform that aims to rewrite the rules of digital advertising - for founders, by founders.


I'M READY TO INVEST
I'M READY

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

11.03.25

We Lived This Problem Every Day


REX
WE BUILT REX TO FIX WHAT FOUNDERS HAVE LONG ACCEPTED

As former CMOs and founders who actually delivered results, Sean and Carl got fed up. They'd spent years watching digital ad fraud, bloated fees, and broken platforms drain the life - and budget - out of founder-led brands. Meanwhile, enterprise giants had access to the kind of ad tech that could actually scale profitably.

That imbalance? It didn't sit right.

So they built REX, a pioneering Chief Ads Agent™, to flip the model. Not another SaaS tool. Not another overpriced agency. But a full-stack AI ad operator designed to be accessible. For the many brands that are often overlooked by larger incumbents and seek more cost-effective solutions.

REX aims to innovate within the current system. We believe this is a solution founders have been seeking.


I'M READY TO INVEST
I'M READY

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

10.31.25

REX Selected by Techstars AI Accelerator


REX SELECTED
BY TECHSTARS
AI ACCELERATOR
3%
FEWER THAN 3%
OF APPLICANTS
MAKE THE CUT.

REX was selected for the Techstars AI program, which we believe demonstrates our commitment to addressing ad fraud with innovative technology.

Backed by Hallstone Ventures and advisors from Accenture, BNY Mellon, and more, our team is trusted by industry leaders who see the power of our vision.


I'M READY TO INVEST

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

10.21.25

Why Bots Can't Beat REX Protect™


LET'S
STOP
Wasting Ad Dollars on Bots

Every dollar you spend on digital ads should reach a real customer - not a bot or fake click. Based on industry estimates, traditional ad platforms may miss significant amounts of fraudulent traffic, potentially leading to wasted ad spend.

That's why we built REX Protect™ - the shield at the heart of our platform. Built on real ad science, it sifts through millions of data points - click patterns, device fingerprints, and more - hunting down the sneaky bots that drain budgets behind the scenes.

But REX Protect™ is more than just technology. It's a promise to founders that their ad spend is safe, effective, and focused on real growth.

We believe our commitment aligns with industry leaders' perspectives on the importance of fraud prevention, as evidenced by discussions with experts in AI and cybersecurity.

If you believe advertising should work for brands - not against them - consider joining us and investing today.

Invest today and join the fight to reclaim your ad dollars.


I'M READY TO INVEST
I'M READY

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk,

including the possible loss of your entire investment.

10.16.25

Why 10K Founder-Led Shopify Stores Are Our Focus


$120M OPPORTUNITY IN FOUNDER-LED SHOPIFY BRANDS
$120M
Opportunity

The Shopify ecosystem is massive: 2.7 million U.S. stores, with 861,000 generating over $10,000 in monthly revenue. These aren't hobby projects - these are serious founder-led businesses getting crushed by high ad costs and rampant fraud.

Based on market research, many traditional agencies may charge substantial fees, and some businesses report dissatisfaction with the results. Some industry reports suggest a significant portion of ad spend may be affected by non-human traffic.

As Shopify continues its rapid growth, the need for smarter, more transparent ad management grows urgent. Founders deserve solutions built for their realities - not bloated agency models.

We aim to target 1% of these brands and based on our internal projections, this could result in $120 million in annual recurring revenue.


I'M READY TO INVEST

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

10.14.25

REX to host at LA Tech Week


JOIN REX AT TECH WEEK LA
TECH-WEEK.COM
LA TECH WEEK
OCTOBER 16TH | THE FUTURE OF AI-DRIVEN ADVERTISING
RSVP NOW

REX will be on stage at LA Tech Week on October 16th, joining some of the brightest minds in marketing, GTM, and tech to see what's next for America's small businesses.

Our CEO Sean Gilfillan will talk with the world's leading expert in ad fraud about what's happening behind the dashboards on ad platforms today - and how the world's first Chief Ads Agent™ will redefine the industry with autonomous, profit-first execution.

If you're in LA, we'd love to see you there.

👉 RSVP for the panel here.

We built REX for the founders who've had enough of broken ad systems - and events like this remind us how much momentum there is behind that mission.

Stay tuned for clips from the panel and behind-the-scenes updates from the event.


I'M READY TO INVEST I'M READY

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

10.13.25

Our 3-Step Plan to Disrupt a $100B Industry


FROM 100 FOUNDERS TO 10,000
Here's the Plan
Welcome to...
REX

We're building something radical for founder-led brands:

We aim to develop AI that effectively addresses the needs of founder-led brands.

Here's our 3-phase strategy to reshape digital advertising from the ground up:

Phase 1: Onboard the "Founding 100" - pioneering brands shaping REX in real-time, ensuring every feature solves a real founder problem.

Phase 2: Scale to 1,000 brands while upgrading our AI brain and syncing seamlessly across every major ad platform.

Phase 3: Go wide. 10,000 select brands. One new category. We aim for REX to set a new benchmark for ad profitability.

Each step is carefully planned to build on previous successes, and we aim to validate each stage with tangible results.


I'M READY TO INVEST

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

08.27.25

Early Bird Bonus Shares Ending Soon


EARLY BIRD
BONUS SHARES
ENDING SOON

The Early Bird period for our campaign is ending in just a few days.

This is our way of thanking early supporters who share our vision for potentially transforming digital advertising.

For the full list of Early Bird tiers and eligibility requirements, please see the “Terms” tab on our StartEngine campaign page.


I'M READY TO INVEST
I'M READY

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% interest rate in addition to rewards below!

Venture Club
Venture Club Members earn 10% bonus interest rate on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$500
Tier 1
Invest $500+ and receive 1 month of REX service*

$1,000
Tier 2
Invest $1,000+ and receive 2 months of REX service*

Select

Select

$1,500

Tier 3

Invest $1,500+ and receive 3 months of REX service*

Select

$3,000

Tier 4

Invest $3,000+ and receive 6 months of REX service*

Select

$6,000

Tier 5

Invest $6,000+ and receive 1 year of REX service* + 3% addition to the base discount + early bird access to future REX features

Select

$12,000

Tier 6

Invest $12,000+ and receive 2 years of REX service* + 5% addition to the base discount + early bird access to future REX features

Select

$30,000

Tier 7

Invest $30,000+ and receive 5 years of REX service* + 10% addition to the base discount + early bird access to future REX features

Select

$60,000

Tier 8

Invest $60,000+ and receive 10 years of REX service* + 15% addition to the base discount + early bird access to future REX features

Select

$100,000

Tier 9

Invest $100,000+ and receive a lifetime REX subscription* + 20% addition to the base discount + early bird access to future REX features

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

SG

Sean Gilfillan
REX • 3 months ago

Hello everyone! I'm Sean, Founder & CEO of REX. Excited to kick this thing off and answer any questions.

Show less

0 0

Show More Comments

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP → SUBMIT ORDER → FUNDS IN TRANSIT → FUNDS RECEIVED → FUNDS INVESTED

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REWARDS
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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

How to open a Self-Directed IRA on StartEngine?

StartEngine makes it easy to invest using your retirement funds. You can open a self-directed IRA account through StartEngine. To get started, simply visit **our IRA page** for more information and step-by-step instructions.

Already have a self-directed IRA with another provider? You can still invest on StartEngine, but please note that the process will be manual and may take longer to complete.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs →

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

OPEN WITH A 1950s WAR PROPAGANDA FILM OPENING. CHEESY RETRO SCI-FI MUSIC SWELLS.THE SCREEN READS: "A PUBLIC SAFETY ANNOUNCEMENT FROM THE DEPARTMENT OF ADVERTISER DEFENSE (DOAD)."MR. REX SLIDES INTO FRAME, WAVES IN FRONT OF A SPINNING ATOM.

NARRATION:

Your ad dollars are under attack from three supervillins. Fraud, Waste, and Abuse. And they're not just draining your ad budget. They're feeding a broken system. But a new hero has emerged. Meet Mr. REX, your Chief Ad Agent. A done-for-you execution built for DTC Shopify brands. Not another dashboard. Not another agency.

[VIDEO PAUSES]

INT. EDIT SUITE — DAY

SEAN AND A COMPLIANCE OFFICER SIT IN A DARK EDIT ROOM, FACING A SCREEN PAUSED ON THE LAST FRAME.

COMPLIANCE GUY:

What... is this?

SEAN:

It's our StartEngine video.

COMPLIANCE GUY:

Uh huh.

SEAN:

REX is the world's first Chief Ads Agent.™

COMPLIANCE:

What is that?

SEAN:

Well, it's everything a DTC company needs to grow revenue.

COMPLIANCE GUY:

Hmmm.

SEAN:

Well because he's plugged into your Shopify, he can see all your sales data and he automates your ad creation, your ad distribution, and then your ad response.

COMPLIANCE GUY:

Okay..?

SEA CT N (laughing):

So he sees what's making you money, and in real time, he takes your ad budget and moves it from Google to Meta to TikTok, — 32 other ad channels and turns what's historically been an expense to an investment.

COMPLIANCE GUY:

I mean...that's kinda bleeping cool (ahem) I mean that's innovative.

SEAN:

Yeah. It's sort of like aself licking ice cream cone.

COMPLIANCE GUY:

(now eating an ice cream cone)

SEAN:

(Deadpan stops laughing when he sees him eating an ice cream cone) Then he stares off into the distance…)

SEAN PRESSES PLAY. BACK TO ON SCREEN VIDEO.

NARRATION:

Up to 90% of digital ad views are fake. Filled to the guild by click bars, bot traffic, and invisible spend.All run by one villain. The Adburglar. He's been robbing DTC brands blind for over a decade.

REX:

Click fraud? Not on my watch, bucko.

[PAUSE – BACK TO EDIT SUITE]

COMPLIANCE GUY LEANING FORWARD, SQUINTING.

COMPLIANCE GUY:

Sean…

SEAN:

You love it?

COMPLIANCE GUY:

No Sean. I'm trying to understand..

The explosions.. The death.. The swearing..

Did Mr. REX say that 90% of ad dollars

are consumed by bots? You can't

just say stuff like that without proof.

SEAN

Oh, no, that - it's true. Up to 90% of your ad spend can be eaten by ad fraud!.

I mean, it's not something that anyone talks about because people make billions on it, but the only that gets screwed here is the small business owner.

SEAN PRESSES PLAY. BACK TO ON SCREEN VIDEO.

INT. 1950S RETRO LAB — DAY

NARRATION:

Next up, Waste. The consulting clown sells strategies with zero accountability. Just invoices and indiscreet jargin. You've met this guy. You probably paid him last month.

REX:

WE won't make that mistake again!

PAUSE – BACK TO EDIT SUITE

COMPLIANCE GUY:

You can't imply your software harms consultants.

SEAN:

Not all consultants. Just the ones that charge and bill by the buzzword.

RETRO TITLE CARD ON SCREEN: "MODULE 3: ABUSE, Inc." A HALF-SECOND OF THE UPBEAT RETRO SCI-FI MUSIC PLAYS DURING THE TITLE CARD BEFORE ABRUPTLY CUTTING BACK TO REX.

AN AGENCY MUPPET POKES HIS HEAD AROUND THE CORNER.

NARRATION:

Abuse is what happens when big agencies charge you 20% of your spend for a team that just spun up last Tuesday

REX

Your profits are about to take a big dip!

[PAUSE – BACK TO EDIT SUITE]

THE SCREEN IS PAUSED ON THE EXPLOSION FROM THE LAST SCENE. COMPLIANCE OFFICER IS STARING BLANKLY, PEN IN HAND, BUT HE DOESN'T MOVE.

COMPLIANCE GUY:

(sighs, quietly)

Okay.

So… from a legal and regulatory standpoint…

Yeah, none of this is usable.

SEAN:

None?

COMPLIANCE GUY

You exploded an agency owner.

SEAN

Technically true, but he was charging $25k a month.

COMPLIANCE GUY

(flat)

I lost count of the laser blasts after three. The intro violates three disclosure rules. I mean you imply that DTC founders' businesses are being attacked from all sides and that REX is the only one who can solve their growth pain problem. You imply murder, multiple times, Sean. We can't run this.

SEAN

Is anything usable at all?

COMPLIANCE GUY

(long pause)

The logo. I like the logo.

TEXT ON SCREEN:

DEPARTMENT OF DEFENCE. JOIN THE MISSION.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CROWDFUNDING SAFE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE PRIMARY LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Crowdfunding SAFE Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Crowdfunding SAFE (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Crowdfunding SAFE and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%%. Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the termination date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by The Kingdom Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary, LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF or (iii) under StartEngine Primary, LLC as custodian) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.).

(c) Special provisions for cryptocurrency payments**.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(d) Transfers upon challenged transactions. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Primary LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Primary LLC without any further action by Subscriber or the payment of any fee therefor.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business. Notwithstanding the foregoing, the Company represents and agrees that it will comply with the shareholder communications, notice and proxy provisions of %%STATE_INCORPORATED%%.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The Company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "Financial Statements") have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The auditing firm, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,500; or

(ii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $124,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

Subscriber understands that as a condition to investment in the Securities, the undersigned may be required to establish an account with StartEngine Primary LLC, and that the Securities will be recorded on the books of the Company as being held by StartEngine Primary LLC, as "Nominee" in omnibus as legal holder of record of the Securities. Subscriber will appear on the books of the Nominee as the beneficial owner of the Securities. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such arrangement in a timely manner, the Company may repurchase the Securities at a price to be determined by the board of directors of the Company (the "Board of Directors"). Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber agrees that as a condition to investment in the Securities, in the event StartEngine Primary LLC finalizes its custodial requirements in the future, Subscriber consents to StartEngine Primary LLC holding the securities as custodian (the "Custodian"), and any arrangements necessary to effect such manner of holding. The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Crowdfunding SAFEs of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Crowdfunding SAFEs the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_SIGNATURE%%
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

Date %%NOW%%.

* * * * *

This Subscription is accepted on %%NOW%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[Crowdfunding SAFE FOLLOWS]

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

%%NAME_OF_ISSUER%%

CROWDFUNDING SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by %%VESTING_AS%% (the "**Investor**") of %%VESTING_AMOUNT%% (the "**Purchase Amount**") on or about %%TODAY%%, %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms set forth below.

The "**Discount Rate**" is %%DISCOUNT_RATE%%% .

The "**Post-Money Valuation Cap**" is $%%VALUATION_CAP%%.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) **Liquidity Event**.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "**Cash-Out Amount**"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock of the Company.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Stock.

"Crowdfunding Stock" shall mean the most senior class of equity securities issued by the Company in an Equity Financing, whether Common Stock, Preferred Stock, or another class of equity securities, on the same terms as new investors in such financing.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Discount Price**" means the lowest price per share of Crowdfunding Stock sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (*excluding* a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the

Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"**Fully Diluted Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing will only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowdfunding Safe, which is issued by the Company for bonafide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted Capitalization.

"Unissued Option Pool" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of the Crowdfunding Stock, as applicable, issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Crowdfunding Stock and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Crowdfunding Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. ***Investor Representations***

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowdfunding Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the

Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(e) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowdfunding Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of %%STATE_INCORPORATED%%, without regard to the conflicts of law provisions of such jurisdiction.

(g) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be %%STATE_INCORPORATED%%. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(h) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

COMPANY

By: %%ISSUER_SIGNATURE%%

INVESTOR:

By: %%INVESTOR_SIGNATURES%%

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "MARKETBLOC INC.", FILED IN THIS OFFICE ON THE ELEVENTH DAY OF APRIL, A.D. 2024, AT 3:03 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

3040079 8100
SR# 20243886023

Authentication: 204573238
Date: 10-07-24

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
MARKETBLOC INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Marketbloc Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Marketbloc Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on February 1, 2024.

2. That the Board of Directors of this corporation (the "**Board of Directors**") duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Marketbloc Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 131 Continental Drive, Suite 305, in the City of Newark, County of New Castle , zip code 19713. The name of its registered agent at such address is United States Corporation Agents, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of stock this Corporation is authorized to issue is 10,000,000 shares (number of authorized shares) with a par value of $0.0001 per share.

The following is a statement of the designations and the powers, preferences and special rights, and the qualifications, limitations or restrictions thereof in respect of the capital stock of the corporation.

1. Election of Directors.

(a) At all times when at least fifty percent (50%) of the outstanding shares of of stock of this Corporation are held by one shareholder (the "**Majority Shareholder**"), said Majority Shareholder shall be entitled to elect three (3) directors of the Corporation.

(b) Any director elected as provided in Section 1(a) may be removed without cause by, and only by, the affirmative vote of the Majority Shareholder, given either at a special meeting duly called for that purpose or pursuant to a written consent of the Majority Shareholder.

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:03 PM 04/11/2024
FILED 03:03 PM 04/11/2024
SR 20241410079 - File Number 3040079

(c) If the Majority Shareholder fails to elect a sufficient number of directors to fill all directorships for which the Majority Shareholder is entitled to elect directors pursuant to Section 1(a), then any directorship not so filled shall remain vacant until such time as the Majority Shareholder fills such directorship in accordance with Section 1(a).

2. Matters Requiring Majority Vote of Shareholders.

(a) The following actions or types of transactions may not be taken by the Corporation, any shareholder, director or officer of the Corporation without the prior consent or affirmative vote of a majority of the outstanding shares of the Corporation:

(i) sale of control of the Corporation;

(ii) increase or reduction in the capital of the Corporation;

(iii) consolidation, merger, or amalgamation of the Corporation with any other legal entity;

(iv) leases of corporate property having capital value exceeding $100,000;

(v) loans by the Corporation or a subsidiary to a shareholder or affiliate;

(vi) any transaction out of the ordinary course of business of the Corporation, including changing the nature of the business;

(vii) any change in the authorized signing officers in respect of legal documents or any financial institution;

(viii) waiver of appointment of auditor;

(ix) employment by the Corporation of any relatives of a shareholder or, if a corporate shareholder, its representative;

(x) amending or restating the Shareholders Agreement; and

(xi) amending or restating the Certificate of Incorporation of the Corporation.

FIFTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal, modification or elimination of the foregoing provisions of this Article Fifth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal, modification or elimination; or (b) increase the liability of any director, officer or agent of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to such amendment, repeal, modification or elimination.

SIXTH: If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any sentence of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this Corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of the Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on April 10, 2024.

By: ______________________
Name: Sean Gilfillan
Title: President